Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 22, 2018

January 22, 2018

The following article written by a third party was made available to employees of CVS Health Corporation:

Digital health trends and predictions for 2018, part 1

MobiHealthNews

By Jonah Comstock

In 2018, both social and technological trends will drive the transformation of healthcare. MobiHealthNews spoke to a range of stakeholders in the field to ask what they saw coming down the tracks. Read on for some general trends and predictions for digital health and healthcare during the coming year, and beyond. And watch this space next week for part two, including predictions about telemedicine, the FDA, and remote patient monitoring.

1. Vertical integration will transform the healthcare landscape

News that CVS-Caremark and Aetna were considering a merger took many by surprise. But experts on health, health tech, and health policy say the move made a lot of sense — and looking ahead we may well see more like it. The merger demonstrates the transformation happening in healthcare as traditional stakeholders find themselves struggling in a healthcare world that is increasingly not patient- but consumer-driven.

“If you look at a CVS plus a Caremark plus an Aetna, that’s vertical integration,” Jeff Arnold, CEO of Sharecare, told MobiHealthNews. “You’re starting to control the whole value chain. And you have disruptors on the horizon like Amazon that accelerate vertical integration. If Amazon got into Rx, and they disrupted Rx like they’ve disrupted everything else, you see really fast why a CVS-Caremark-Aetna combination makes sense. So where can that go? ExpressScripts and Walgreen and Cigna merge? Does Apple buy Anthem? It starts to create a domino of some really interesting combinations.”

It’s the acknowledgement that consumers are now making more of their own healthcare decisions, thanks to high-deductible health plans and rising premiums, that will drive industry trends. Companies like CVS or Amazon have brand equity and have experience interacting with consumers in a way that health insurers and providers don’t.

“I’m really into this democratizing medicine story, I wrote a book about it, and I see CVS-Aetna as consumer-driven,” Scripps Translational Science Institute founder and Director Dr. Eric Topol told MobiHealthNews. “CVS is the acquirer and it all goes into the fact that consumers are going to have increasing power and those who cater to consumers, like CVS, will have a lot more influence on how healthcare is rendered for people. I think we’re going to see more of this coalescing and the ones who have touchpoints with consumers have a great advantage. Most people don’t have a particularly enamored view of their insurer, but they do of their pharmacy and drug store.”

But health economist Jane Sarasohn-Khan tells MobiHealthNews that there’s another big reason it makes sense for diverse players to join forces: data.

“In this vertical integration, if CVS … can take data, if they can actually bring to bear really good AI into the mix and mash up the data that Aetna has in the medical claims, with the pharmacy data that the pharmacy benefit manager understands about people, and the data from the front of the store, if people buy health and beauty and over-the-counter drugs, they can start to see maybe not 360 degrees of a person’s life, but closer to 240 degrees. We can start to coach people about food to buy, over the counter drugs to use, other wellness tips, beyond topline stuff that isn’t personalized. The opportunity, if they can leverage the data in the right way, to mash it up, analyze it, and feed it back to people for good health behavior to do good health things [is] game changing.”

Sarasohn-Khan also pointed out that something like Walgreens’ Balance Rewards program could add another dimension to that data, incorporating people’s self-tracked diet and exercise data that they are already giving retailers and employers in exchange for discounts.

However it shakes out, these integrations will constitute a seismic shift for healthcare, that could even lead to traditional players finding themselves cut out of their old business. CVS has been inching into the provider space for some time with MinuteClinics, and the relationship with Aetna has opened up new avenues for the retailer to provide healthcare.

“For CVS, I don’t want to be overdramatic but it may be a way that they’re thinking they can cut the provider out of the negotiation, set up direct health plan relationships with plan sponsors through Aetna where they can directly manage chronic illness management for cohorts of individuals and not even involve their doctor, except maybe to send their doctor an update or something like that,” Partners Healthcare VP of Connected Health Dr. Joseph Kvedar told MobiHealthNews.

Another example of the shifting role of different stakeholders came just today with news that a large group of hospitals is banding together to create their own generic drugs, bypassing the traditional role of pharma in the healthcare ecosystem.

2. Winners will have to get real about patient and consumer engagement — and that will likely mean platform plays

Most people in the industry agree that the increasing prevalence of high-deductible health plans are making consumers into key healthcare decision-makers.

“I think this is probably the first year where you really see people recognizing that consumers are the payer,” Amino CEO David Vivero told MobiHealthNews. “The notion that we call health insurance carriers payers is increasingly wrong, as they pay fewer and fewer first dollar claims. Instead this is going to appear more like a consumer market and you’re going to see explosions in more retail forms of care, urgent care retail clinics and concierge medicine, telemedicine, all those things are much more consumable forms of care.”

But merely being at financial risk for healthcare doesn’t ensure that patients will engage with the healthcare system in the most cost-effective way — in fact, without education and support, shifting the cost burden to the consumer can have the opposite effect.

“You see in the data that yes, people in high-deductible health plans spend less in aggregate on all sorts of care,” Vivero said. “But the connection between that and whether they’re actually getting the most value from that care is not clear. In fact, we did some research where we showed that especially millennials are controlling their healthcare costs by not going to the doctor and not having a primary care relationship at all.”

Vivero’s company, Amino, is focused on addressing this problem by helping customers understand and utilize their healthcare savings accounts. Sarasohn-Khan agrees that putting patients at risk financially isn’t enough to get them to act in their and the system’s best interest. She says the solution is to put more emphasis on design.

“Unfortunately, in a lot of the value-based implementation it’s all about the high deductible and there’s not a lot of patient education, tools, and artful design underneath to help arm people [take] on the responsibility of being a value-based patient, a patient in that system,” she said. “…How do you incentivize people to spend that dollar in the right place at the right time, And not saying ‘I don’t want to fill that prescription because I don’t feel like paying the full retail when I have a high deductible of $8,000,’ when in fact filling that prescription at that moment will keep them out of the emergency room two weeks later when they would have a $10,000 visit and pay their entire deductible off in that moment?”

John Gardner, managing partner at NGP Capital, says his firm’s investment strategy revolves around finding the companies that are actually paying attention to how people behave in the real world.

“[We have to] really focus on patient-first. What’s going to be required to engage the patient? What’s going to be required to sustain engagement with the patient, you know, after the first couple of weeks? [We have to have] sophisticated people who have taken this approach in other circumstances and really focused on doing it right for the healthcare space instead of taking some off the shelf enterprise software and trying to put a slick GUI on it, that’s just not going to cut the mustard. [Do] AB testing, [find out] what works and what doesn’t work. Do more of what works and less of what doesn’t work, and as somebody starts to fall off the platform, how do you intervene?”

One barrier to consumers using all the tools available to them is simply that there are so many tools that don’t necessarily work together. Several of the experts MobiHealthNews spoke to discussed the need to move from point solutions to platform solutions.

“One of the problems we’ve had in the digital medicine arena is the lack of integration,” Topol said. “One company’s working on one part of a problem, another’s working on another part and they don’t come together. Whether it’s asthma, vital signs, depression monitoring, we’ve got a lot of siloed approaches and they clearly would be better when they’re unified. We don’t have that yet. That’s where the field needs to go beyond the analytics and the AI.”

Arnold is CEO of Sharecare, an Atlanta-based company that’s essentially trying to create a unified digital platform for healthcare.

“I don’t have 12 apps to manage my money, why would I have 12 apps to manage my health?” Arnold said. “If my employer is purchasing a telehealth service or a transparency tool or a diabetes management tool, those all have to work with one health profile and there has to be a sort of consolidation on behalf of the person of my wellness needs, my illness needs, and my lifestyle.”

Arnold says that traditionally, people have been thought of as patients by their health provider, members by their insurer, and employees by their employer.

“At the end of the day the person is all those things,” he said. “They’re a consumer of health services and other products. They’re a health plan member. They’re sometimes a patient, and they’re often employed. We think the future is going to be, for Sharecare, there’s a health profile — just like LinkedIn has your business profile — and in that health profile, you’ll connect to those various stakeholders. And your doctor, your employer, your health plan is going to come to you.”

3. AI, voice will be major tech trends; blockchain needs more time

Artificial intelligence is certainly a buzzword in healthcare, but most seem to agree that it’s a buzzword that underlies a real technology with real promise. Topol identified it as the biggest upcoming technology trend in healthcare.

“The whole idea that many of the things in medicine can be improved with more use of machines and deep learning algorithms is quite exciting,” he said, citing the AliveCor KardiaBand as a great example of AI making a real difference in healthcare.

AI is poised to be a successful technology because it solves real problems. Not only is there increasingly a shortage of doctors and nurses, but the amount of information they need to have at their fingertips to do their work is growing.

“Each drug can have 10 or 12 different adverse affects in isolation, much less in combination,” Dr. Joseph Smith, CEO of Reflexion Health, told MobiHealthNews. “You know, the average person on a cholesterol-lowering drug is on 11 other drugs. The complexity starts to exceed the bandwidth of human intelligence, and so we’re going to need things like AI to make sure we’re doing the best we can. I think the notion of relying on anything I can store in my brain or my phone isn’t going to be adequate. And so I’m really optimistic about where AI can go.”

Gardner, the investor, added that AI, though overhyped, will be essential to soften the blow of caregiver shortages.

“We’re not making more doctors, we’re struggling to increase the population of nurse practitioners, and the number of caregivers is not going to increase to the level that is required to really impact outcomes on some of these things,” he said. “Artificial intelligence and machine learning and how that gets embedded into workflows will make current care providers much more efficient and … will enable caregivers lower on the professional totem pole to be much more effective.”

The next challenge for AI, Topol says, will be to prove that it works in real, busy, messy hospitals.

“So we have all this exciting data in diagnosing various kinds of scans and skin legions and pathology, but they’ve all been demonstrations that the algorithm works in a datashed,” he said. “They haven’t been assessed in the real world of medicine, which is essential, because the real world is different. In order for the medical community to accept these things, even if there’s a so-called black box aspect, it still has to be validated in the real world and none of them have been yet.”

An additional challenge is that the FDA is still working on clear, useful guidance for AI and clinical decision support.

“It’s a lot of work, and the regulatory format for approving artificial intelligence systems, that pavement isn’t dry yet,” Smith said. “So that will slow down people trying to do the really innovative stuff I think.”

Another area stakeholders are bullish on is voice as an interface.

“To me [voice] seems to be emerging as a preferred platform, and it will be ultimately in the medical space,” Topol said. “The problem we have right now is it’s just a home device and it needs to be fully integrated with a phone or a watch, so it’s not just ‘You can talk to this cylinder at home’. But it is far more natural, it’s faster, there’s no passwords, it has so many advantages.”

Among these advantages are its early adoption into patients’ homes, and the ease with which users engage with the interface, Derek Mathers, director of advanced development at Worrell, said during a presentation at CES 2018’s Digital Health Summit.

“These voice interfaces are going to have great emotional and therapeutic benefits, and … as more people start to get involved we will figure out how to elicit those things, and how to improve mental health as well as physical health,” he said. “It’s going to force us to have the most user-obsessed, patient-centric design process of all time, because otherwise they’re not going to use their voice skills unless you build your process around them and have cooperative conversations with those individuals.”

On the other hand, most agree that blockchain hasn’t really proved out its value in healthcare, though it has considerable potential. One hurdle is that even within the industry, the technology is still not well-understood.

“It reminds me of the old days when setting up a browser and surfing the web was so difficult because it was all difficult language and it was hard to get it done,” Kvedar said. “And nowadays, it’s as easy as tapping your thumb on a screen. So, when we can get to the point with blockchain that we don’t need to understand it, but it’s just obvious what the value is, then I think it has a lot of potential. I don’t think it’s at that point and, as I’ve said, I tried a number of times to understand it, I’m starting to get it but it’s tough. That’s going to inhibit a widespread adoption.”

Topol agrees, but he is bullish on the longterm outlook for the technology.

“There’s still a lot of people that don’t understand it’s potential which is extraordinary,” he said. “One of my biggest concerns in medicine is privacy and security. Decentralizing the data is essential and blockchain and private clouds are the only ways to achieve that. But blockchain affords many advantages over private clouds. So I do think ultimately we will be moving in that direction. They need to get faster to send and share data, but the fact that it can be decentralized and protected and owned by the individual is fulfilling some important roles.”

In her own blog post on 2018 predictions, Lisa Suennen, senior managing director of GE Ventures, noted that even without strong potential for adoption, blockchain is likely to be hot with investors.

“In 2016 it was big data, in 2017 it was AI, in 2018 it’s blockchain. Every year has its fad and, even when the fad has some reality to it, too much money ends up backing buzzwords with no clear path to market adoption,” she wrote. “Just watch — this year we will see money flowing into blockchain like never before and this may well be a great technology to solve some key problems in healthcare. But with health systems still figuring out their EMRs and with payers saddled with dozens of non-interoperable and antiquated systems, it’s not going to take off like wildfire on the adoption side.” Link to Original

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